UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2010

Commission File Number: 001-31368

SANOFI-AVENTIS

(Translation of registrant’s name into English)

174, avenue de France, 75013 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

In July 2010, sanofi-aventis issued the press releases attached hereto as Exhibits 99.1 to 99.10 which are incorporated herein by reference.

Exhibit List

Exhibit No.	Description

Exhibit 99.1	Press release dated June 4, 2010: Sanofi-aventis and US Biopharmaceutical Company Ascenta Therapeutics Sign License Agreement in Oncology

Exhibit 99.2	Press release dated June 5, 2010: Teriflunomide in adjunct to interferon beta significantly improved outcomes of Multiple Sclerosis patients

Exhibit 99.3	Press release dated June 8, 2010: Sanofi Pasteur Partners With Vivalis For The Discovery of Human Monoclonal Antibodies Against Infectious Diseases

Exhibit 99.4	Press release dated June 17, 2010: Jevtana® (cabazitaxel) Injection Approved by U.S. FDA After Priority Review

Exhibit 99.5	Press release dated June 22, 2010 : Sanofi-Aventis and Regulus Therapeutics Form Major Strategic Alliance on microRNA Therapeutics

Exhibit 99.6	Press release dated June 25, 2010: Sanofi-aventis and Metabolex enter into an Exclusive Worldwide Licensing Agreement for a Novel Oral Antidiabetic to treat Type II Diabetes

Exhibit 99.7	Press release dated June 25, 2010: Improved Outcomes for Patients Treated with Lantus® and Apidra® Regimen Compared with Sliding Scale Insulin

Exhibit 99.8	Press release dated June 26, 2010: Less Glycemic Variability, Better Patient Reported Outcomes with Lantus® and Apidra® Regimen vs. Premix Analog Insulin

Exhibit 99.9	Press release dated June 30, 2010: Sanofi-aventis to acquire TargeGen Inc., a US biopharmaceutical company

Exhibit 99.10	Press release dated July 1st, 2010: Sanofi-aventis and JDRF Form Partnership to Improve Therapies, Work Toward Cure for Type 1 Diabetes

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 19, 2010	SANOFI-AVENTIS

	By	/S/ JOHN FELITTI
	Name:	John Felitti
	Title:	Associate Vice President,
Corporate Law, Financial & Securities Law

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press release dated June 4, 2010: Sanofi-aventis and US Biopharmaceutical Company Ascenta Therapeutics Sign License Agreement in Oncology

Exhibit 99.2	Press release dated June 5, 2010: Teriflunomide in adjunct to interferon beta significantly improved outcomes of Multiple Sclerosis patients

Exhibit 99.3	Press release dated June 8, 2010: Sanofi Pasteur Partners With Vivalis For The Discovery of Human Monoclonal Antibodies Against Infectious Diseases

Exhibit 99.4	Press release dated June 17, 2010: Jevtana® (cabazitaxel) Injection Approved by U.S. FDA After Priority Review

Exhibit 99.5	Press release dated June 22, 2010 : Sanofi-Aventis and Regulus Therapeutics Form Major Strategic Alliance on microRNA Therapeutics

Exhibit 99.6	Press release dated June 25, 2010: Sanofi-aventis and Metabolex enter into an Exclusive Worldwide Licensing Agreement for a Novel Oral Antidiabetic to treat Type II Diabetes

Exhibit 99.7	Press release dated June 25, 2010: Improved Outcomes for Patients Treated with Lantus® and Apidra® Regimen Compared with Sliding Scale Insulin

Exhibit 99.8	Press release dated June 26, 2010: Less Glycemic Variability, Better Patient Reported Outcomes with Lantus® and Apidra® Regimen vs. Premix Analog Insulin

Exhibit 99.9	Press release dated June 30, 2010: Sanofi-aventis to acquire TargeGen Inc., a US biopharmaceutical company

Exhibit 99.10	Press release dated July 1st, 2010: Sanofi-aventis and JDRF Form Partnership to Improve Therapies, Work Toward Cure for Type 1 Diabetes

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